Exhibit 11

Avecia Group Code of Ethics

Introduction

The reputation of the Group and the trust and confidence of those with whom it deals are of fundamental importance to its business. It is essential that the Company maintains high ethical standards and thereby ensures its acceptability to all those with whom it is involved. All employees are therefore required to comply with the letter and spirit of the ethics policy set out below and with the detailed standards issued in support of it. Taken together, the policy and standards comprise the Group Code of Ethics.

Compliance

It is the responsibility of management to ensure that the Group ethics policy and standards are communicated, understood and acted upon. They must positively promote them by personal example and are not empowered to permit exceptions to the required behaviour.

All employees should familiarise themselves with the Code of Ethics and must comply with it. Failure to act in compliance with the Code is likely to result in disciplinary action against both the employee committing the breach and others who condone it.

Guidance on the application of the Code to particular situations should in general be sought from management. The Legal and Secretarial function and Group Internal Audit are available on a confidential basis as independent sources of advice should this be appropriate.

Policy

It is the policy of the Group to enhance standards of human health, nutrition and quality of life by means of partnership, investment and trade and, through the responsible sale and use of its products, foster well-being and benefit to society in all countries in which it operates.

The Group requires its companies, and their employees, to observe high standards of integrity and act with due skill, care, diligence and fairness in the conduct of business. To this end all Group companies, and their employees, are required to comply with the best legal, commercial and ethical practices applied in the countries and industries in which they operate and with the detailed ethical standards issued by the Group in support of this policy.

Ethical Standards (Business Practices)

Group Companies, and their employees, should comply with the best legal, commercial and ethical practices applied in the countries and industries in which they operate.

It is the responsibility of all employees to ensure, by taking advice where appropriate, that they are fully aware of all relevant laws. While this standard applies without exception, particular areas where compliance must be ensured are laws concerned with competition, employment, safety, health and the environment.

Employees should ensure that, within their sphere of business activity, Group Companies carry out their contractual obligations in a proper and timely manner and are not in breach of contract.

Business practice, and what amounts to improper conduct, varies from country to country and from industry to industry. The Company will comply with the highest possible standards compatible with doing business in each environment.

Gifts and entertainment may only be offered to a third party if they are consistent with customary business practice and not in contravention of any applicable law.

No employee should seek or accept a personal gift or entertainment which might reasonably be believed to have a significant influence on business transactions. An offer of entertainment must not be accepted unless the offer is within the bounds of accepted business hospitality.

Gifts which do not meet the above criteria should be reported to management who shall determine whether the gift should be returned or donated to a reputable charity.

Group funds should not be used in payments, direct or indirect, to government officials, employees of state organisations or representatives of political parties, for unlawful or improper purposes. Payments to government officials to carry out routine administrative actions to which the Group is clearly entitled (for example the issue of work permits and visas, and the provision of such services as mail delivery, police protection, inspection of goods and premises) are discouraged in all circumstances and are prohibited if such payments are not established practice in the country concerned.

Political Contributions

Group funds or resources should not be contributed to UK political parties. Political contributions by Group companies outside the UK must be lawful and approved under procedures laid down by the board of the company concerned.

Approval should not be given to any political contributions which, by their scale or affiliation, would embarrass the Group if the facts were known. The Group's accounting procedures require any political contributions to be reported to Group headquarters as part of the annual consolidation of results.

Conflicts of Interest

Employees dealing with the Group's business must act in the best interests of the Group and must disregard any personal preference or advantage.

Employees should avoid entering into situations in which their personal or financial interests may conflict with those of the Group. Where any potential conflict of interest may arise, the employee should declare that interest and seek advice from senior management.

Insider Information

Employees must not use confidential information obtained through their employment for personal gain.

It is Company policy, and in certain countries a legal requirement carrying criminal sanctions, that employees in possession of confidential i.e. price sensitive information must not make use of such information to deal in securities of the Company or provide such information to third parties for that purpose. The same considerations apply in relation to confidential i.e. price sensitive information relating to other companies and dealing in their securities.

Group Property and Resources

Group resources should be kept securely and should only be applied for the proper advancement of its business and not for personal gain.

Individuals expending Group resources should recognise that they owe a duty of care to the shareholders of the Group, who are its ultimate owners. Commitments and expenditure should only be such as could be justified to shareholders if the facts were known.

Group resources include not only tangible assets such as materials, equipment and cash, but also intangible assets such as computer systems, trade secrets and confidential information. Employees must observe group and local guidelines concerning the classifying and handling of documents and electronic data. The storage of personal data in an electronic medium may be governed by laws with which relevant employees should familiarise themselves.

Information generated within the Group, including costs, prices, sales, profits, markets, customers and methods of doing business, is the property of the Group and should not, unless legally required, be disclosed outside the Group without proper authority.

Group Policies, Delegated Authorities and Reserved Powers

Group employees are expected to comply with the letter and spirit of all Group policies and with the reserved powers and delegated authorities established by the Board from time to time.

The freedoms which individuals have to carry out their jobs should be exercised within both the letter and spirit of Group policies and procedures, reserved powers and delegated authorities. These are designed to empower people to carry out their responsibilities within a necessary framework of corporate control and legal responsibility but are not so voluminous as to prescribe appropriate action in every circumstance. In the exercise of their authorities individuals must bear Group and legal entity requirements in mind and must surface problems, and consult on issues, which have significant Group implications. When considering whether an issue does require reference to another authority, the overall substance of the issue must be considered and when sharing an issue with another authority all facts relevant to a decision must be fully and fairly presented.

Accounting

All Group companies will keep proper books of account which give a true and fair view of transactions, assets and liabilities in accordance with generally accepted accounting principles.

All accounts and records must be maintained in a manner that describes clearly the true nature of business transactions, assets or liabilities and classifies and records entries in a timely and proper manner. Group funds must not be held outside the Group's books of account.

Information supplied for Group financial reporting shall be in accordance with the accounting policies, procedures, definitions and conventions laid down by the Group.

Transfer Pricing

Transfers of goods and services between Group companies and across national boundaries should be on an arms length basis.

A Group company entering into a transaction with another member of the Group should not allow the shareholding relationship to influence a material aspect of that transaction. The terms agreed between two member companies of the Group for transfers of goods or the provision of technical services must be defensible as those to which independent parties could be expected to agree. The basis of the inter-company agreement should be documented.

Equal Opportunities

The Company believes that every employee should be treated with the same respect and dignity and wishes positively to encourage a culture of equal opportunities for all, in which personal success depends on personal merit and performance.

To this end the Company's policy and practice require that entry into the Company and progression within it will be determined solely by personal merit and the application of criteria which are related to the effective performance of the job and the needs of the business. No applicant or employee will be treated less favourably than another because of his or her sex, marital status, race, nationality, ethnic or national origin, colour or religious beliefs.

Furthermore, the Company will not apply or introduce any requirements or conditions which have disproportionately adverse effects on persons of a particular sex, marital status, race, nationality, ethnic or national origin, colour or religious belief, which cannot be shown to be necessary for the satisfactory performance of the Company's operation.

The Company has stated that every employee will be fully informed and trained to do their immediate job, and have the opportunity to personally develop further and to pursue career opportunities consistent with their abilities. Moreover, every manager is accountable for ensuring that this policy is actively pursued and put into practice.

In pursuance of its policy of equal opportunities for all employees, the Company has stated that conduct involving the harassment of any employee for any reason, is unacceptable. Sexual harassment gives rise to particular difficulties of definition, perception and procedure. In general terms, however, it means unwanted conduct with sexual connotations, whether physical or verbal, which is offensive to the recipient. Such behaviour will not be tolerated by the Company.

Personal Harassment

Conduct involving the harassment of any employee of the Group, its suppliers or customers is unacceptable. In particular, sexual harassment will not be tolerated.

Any person who believes they have been sexually harassed should report the incident and circumstances to their immediate manager or personnel manager who will arrange for it to be investigated impartially and confidentially.